Contact

www.linkedin.com/in/pcapurro
(LinkedIn)
www.medium.com/@pablocapurro
(Personal)

Top Skills

Entrepreneurship

Leadership

Communication

Languages

Inglés

Alemán

Español (Native or Bilingual)

Publications

Sin nadie en el medio

El juego de la Vida

Pablo Capurro

Entrepreneur, Investor, Advisor

Argentina

Summary

I love creating companies and helping other founders through
investment and advice. Co-founded Papumba, revolutionizing
children's education while empowering parents.

Experience

Papumba
Co-Founder
February 2018 - Present (5 years 5 months)

Reshaping the way parents and kids engage with technology.

Emi Labs
Angel Investor
July 2017 - Present (6 years)

The future of frontline recruitment.

Equity 305
Board Member
November 2016 - Present (6 years 8 months)

Disrupts Real Estate supply by rehabilitating distressed single family homes on
a large scale.

Troopa
Co-Founder
January 2017 - January 2020 (3 years 1 month)

A small VC firm with amazing investments in LATAM, such as Emi, Fidu, and
Vozy.

Colppy
Advisor & Investor (acquired by Suma SaaS)
March 2012 - March 2018 (6 years 1 month)

Colppy, cloud-based accounting software, was acquired in 2018 by Summa
SaaS.

SG2
Co-founder (acquired by iProspect)
January 2005 - September 2017 (12 years 9 months)

SG2, Digital Strategy Co., was acquired in June 2017 by iProspect.

Supergol, FaGames, Boca Juniors.
Co-founder Supergol
June 1999 - August 2005 (6 years 3 months)

Lot's of experience in the Digital Sports Marketing industry.

———

Education

Pontificia Universidad Católica Argentina 'Santa María de los Buenos Aires'
Licenciado en Comunicación Periodística, Licenciatura en Comunicación Periodística · (2000 - 2004)

Contact

www.linkedin.com/in/
santiagocapurro (LinkedIn)

Top Skills

Social Games
Web 2.0
Online Advertising

Santiago Capurro

Emprendedor, Angel Investor, Advisor
Argentina

Experience

Papumba

Co Founder & advisor
February 2018 - Present (5 years 5 months)

Developer of Educational Games for mobile devices, designed for infants and preschool children to develop cognitively while playing with interactive applications, all by themselves.

Our vision is that children can learn through play and encourage their imagination from colorful and immersive experiences.

Parents can share fun experiences with their children, but also have the peace of mind that if his child plays alone, will not be interrupted by banners, and will not need an adult guidance.

Troopa

Managing Partner
June 2017 - Present (6 years 1 month)
Greater Buenos Aires, Argentina

We empower the Startups that are focused on the SMB market, the heart of our economy. The digital revolution impacted regular people, then corporations and now is the moment for the SMBs.

Luft Energía

Founder & Partner
February 2016 - January 2020 (4 years)

We acquire projects, raise equity and debt, negotiate commercial contracts, or support
strategic decisions to present projects in the bidding rounds in Argentina.
LUFT has access to a diversified and first class network of national and international
advisors, investors, banks and technology providers.

Colppy

Board Member
September 2012 - June 2018 (5 years 10 months)
Buenos Aires

Sistema contable. Online. Simple. Rápido. Llevá la contabilidad y administración de tu empresa online en cualquier momento y desde cualquier lugar.

CAP Comunicación
Board Member
January 2005 - April 2018 (13 years 4 months)
Buenos Aires

Fagames
Founder & Director
January 2010 - January 2018 (8 years 1 month)

We are creating a new path in social games. Social Real games, games that combined the greatness of playing with friends plus the adrenaline of playing with real life events.

Interact Argentina
Board Member
March 2012 - August 2017 (5 years 6 months)
Buenos Aires

SG2
Founder & Director
January 2000 - August 2017 (17 years 8 months)

We are one of the leading digital Agencies in Argentina. We love using the best of internet for our great clients.

BUILDERS Latam
Partner
January 2016 - June 2017 (1 year 6 months)

IAB Arg (Interactive Advertising Bureau)
Member Of The Board Of Directors
January 2012 - March 2017 (5 years 3 months)
Buenos Aires, Argentina

Publica Digital
Founder & director

June 2005 - April 2016 (10 years 11 months)
Buenos Aires, Argentina

Soluciones novedosas, viables y sustentables para fortalecer la comunicación digital y el marketing social en instituciones públicas y organizaciones de la sociedad civil

Ibarómetro
Member of the Board
2005 - February 2016 (11 years)
Buenos Aires

Satellogic
Argentina .gov bizdev
March 2014 - March 2015 (1 year 1 month)
Buenos Aires, Argentina

Supergol.com
CEO
2000 - 2004 (4 years)

Everything about soccer.

———

Education

Universidad Torcuato di Tella
Licentiate degree, Economía Empresarial · (1996 - 1999)

Goethe
 · (1990 - 1995)